January 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Glowpoint, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
Filed January 15, 2016
File No. 333-209013
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Glowpoint, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Thursday, January 28, 2016, or as soon thereafter as practicable.
On behalf of the Company, I hereby acknowledge that:
1.     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
2.     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
3.     the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions, please contact the undersigned at (303) 640-3822 or our counsel, Kristin L. Lentz of Davis Graham & Stubbs LLP, at (303) 892-7334.
Sincerely,

/s/ David C. Clark
David C. Clark
Chief Financial Officer

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